FOR IMMEDIATE RELEASE

MOSAIC AND CARGILL AGREE TO SPLIT-OFF AND ORDERLY

DISTRIBUTION OF CARGILL STAKE IN MOSAIC

Transaction to improve Mosaic’s strategic and financial flexibility, increase liquidity of stock

PLYMOUTH & MINNEAPOLIS, Minn., Jan. 18, 2011– The Mosaic Company (NYSE: MOS), one of the world’s leading providers of crop nutrients and feed ingredients for the global agriculture industry, and Cargill, a privately held international producer and marketer of food, agriculture, financial and industrial products and services, today jointly announced a transaction that would result in the distribution of Cargill’s 64 percent stake, or 286 million share position, in Mosaic to Cargill’s shareholders and debt holders.

The transaction will enable Cargill to accomplish several important objectives, including maintaining its status as a private company while meeting the diversification and distribution needs of the charitable trusts and foundation (collectively the “Charitable Trusts”) formed through the estate planning of Margaret A. Cargill, one of Cargill’s largest shareholders, who died in 2006. The transaction also will enhance Cargill’s credit profile and ensure that the company’s financial results, compensation plans and management focus are fully aligned with the performance of the businesses Cargill directly manages.

The transaction is expected to benefit Mosaic by improving its long-term strategic and financial flexibility, as well as greatly increasing the liquidity of Mosaic’s common stock. As a result of the transaction, there will be no change to Mosaic’s total outstanding shares, the economic rights of the Mosaic shares or earnings per share. The transaction also is not expected to have any impact on Mosaic’s underlying financial performance or current business operations.

In carrying out the transaction, Cargill plans to exchange approximately 179 million of its 286 million Mosaic shares with Cargill shareholders, including the Charitable Trusts, for all or a portion of their Cargill stock. Cargill expects to exchange all of its remaining 107 million Mosaic shares for Cargill debt owned by third parties. Pursuant to a ruling from the U.S. Internal Revenue Service, the transaction is expected to be tax free to Cargill, Mosaic and their respective shareholders. Mosaic, Cargill and the Charitable Trusts have entered into a series of agreements to effect the transaction, including terms intended to provide for an orderly disposition of the Mosaic shares. The transaction is expected to close in the second calendar quarter of 2011.

Jim Prokopanko, Mosaic’s president and chief executive officer, said, “This transaction will bring significant benefits to our company and shareholders. Going forward, we will be better positioned to capitalize on the positive outlook for our industry, retain our market leading positions and reinforce our existing competitive advantages. Importantly, there will be no adverse impact to our earnings potential, strong balance sheet or ability to generate cash.”

Greg Page, Cargill’s chairman and chief executive officer, said, “The transaction will accomplish a number of important business objectives for both Cargill and Mosaic and is in the best interests of both companies. Mosaic has been a landmark investment for Cargill. We are proud of what Mosaic and its employees have accomplished and remain confident in the company and its future. We look forward to continuing our commercial relationship with Mosaic, which strengthens Cargill’s ability to deliver high-value solutions to our farm customers around the world.”

Mosaic’s board of directors formed a Special Committee consisting solely of independent directors to evaluate and negotiate the transaction. Upon the Special Committee’s recommendation, Mosaic’s board of directors has approved the transaction. The transaction is subject to approval by holders of a majority of Mosaic’s shares held by non-Cargill shareholders. Cargill’s board of directors also has approved the transaction. Cargill retains the right to terminate the transaction subject to payment of a termination fee to Mosaic’s minority shareholders under certain circumstances.

Transaction terms

The transaction involves a recapitalization of Mosaic’s stock and contains terms intended to provide for an orderly disposition of Cargill’s 286 million shares in Mosaic.

Recapitalization

Pursuant to the transaction agreements, all of Mosaic’s shares will be recapitalized into three classes of stock: Common Stock, Class A Stock and Class B Stock, all of which will have the same economic rights. The Common Stock and Class A Stock will have one vote per share on all matters, whereas the Class B Stock will have the right to cast 10 votes per share solely for the election of directors. The Class A Stock and the Class B Stock will be subject to transferability restrictions and will not be publicly traded. The Common Stock, which will continue to trade under the ticker symbol MOS, will not be subject to restrictions on transferability.

All Mosaic shareholders, not including Cargill, will receive one share of Common Stock, representing the same economic value as their current share of Mosaic common stock. Cargill’s 286 million shares of common stock are expected to be recapitalized into approximately 115 million shares of Common Stock, 60 million shares of Class A Stock and 111 million shares of Class B Stock. Exact share counts will be determined upon completion of the transaction.

Split-off

In connection with the transaction agreements, Cargill will conduct an exchange offer in which it will offer Cargill shareholders the opportunity to exchange all or a portion of their Cargill shares for approximately 179 million Mosaic shares currently held by Cargill. In addition, Cargill expects to exchange approximately 107 million shares of its Mosaic Common Stock with its debt holders for outstanding Cargill debt. The Charitable Trusts, which are large shareholders of Cargill, have agreed to exchange all of their Cargill shares for Mosaic shares in the split-off.

Upon completion of the split-off, Mosaic shares held by the Charitable Trusts and Cargill stockholders participating in the exchange will represent approximately 40 percent of Mosaic’s total outstanding shares and at least 81 percent of the total vote with respect to the election of Mosaic’s board of directors.

Orderly disposition of shares

Formation offerings

Under the terms of a registration agreement, Mosaic has agreed to conduct registered secondary offerings within 15 months of the closing of the split-off for the resale of approximately 157 million Mosaic shares.

•	The first of the offerings is to be completed immediately following the recapitalization and split-off and is expected to consist of at least half of these 157 million Mosaic shares.

•

During the course of these offerings, Cargill debt holders are expected to sell approximately 107 million Mosaic shares and the Charitable Trusts are expected to sell approximately 50 million Mosaic shares.

Transferability restrictions and post-formation offerings

All Mosaic shares received by the Charitable Trusts and other Cargill shareholders in the split-off and not sold in the formation offerings (approximately 129 million shares) generally may not be transferred during the first two and a half years after the closing of the split-off.

•

The transfer restrictions on these Mosaic shares would be released, and the shares would become transferable, in three equal annual installments beginning on the two-and-half-year anniversary of the split-off.

•

To facilitate an orderly disposition of these shares, pursuant to the registration agreement, Mosaic has agreed that it will register these Mosaic shares for resale in secondary offerings at the request of the

Charitable Trusts. These offerings could occur each year after the second anniversary of the split-off, with the first offering occurring no earlier than one year after the last formation offering described above. The Charitable Trusts and other shareholders of Cargill who received Mosaic shares in the split-off would have the ability to participate in these offerings.

Other matters

The closing of the transaction is subject to certain conditions, including: (i) approval by the majority of Mosaic’s minority shareholders; (ii) the receipt of certain regulatory approvals; (iii) no withdrawal or adverse change to the IRS ruling obtained with respect to the transaction; and (iv) other customary conditions. Accordingly, there can be no assurance as to when the transaction described above will occur and it is possible that it may not occur at all.

Under the transaction terms, Mosaic would be subject to certain agreements with Cargill that will have some limitations on Mosaic’s corporate activities for two years after the split-off.

There are no changes currently contemplated with respect to Mosaic’s board of directors in connection with the transaction. Following completion of the transaction, Mosaic’s board of directors may consider submitting a proposal to a shareholder vote to convert the Class B Stock with special voting rights into regular voting stock.

Credit Suisse Securities (USA) LLC acted as financial advisor to Cargill, and Fried, Frank, Harris, Shriver & Jacobson LLP provided legal counsel to Cargill. J.P. Morgan Securities LLC acted as financial advisor to the Special Committee of Mosaic’s Board of Directors, and Simpson Thacher & Bartlett LLP acted as legal counsel to the Special Committee. UBS Investment Bank acted as financial advisor to the Charitable Trusts, and Loeb & Loeb LLP acted as legal counsel to the Charitable Trusts.

Investor conference call

Mosaic will conduct a conference call today, Jan. 18, 2011, at 5 p.m. EST to discuss the transaction. Presentation slides and a simultaneous audio webcast of the conference call may be accessed through Mosaic’s website at www.mosaicco.com/investors. Additionally, the conference call-in number is:

Domestic US: 1-866-788-0544

International: 1-857-350-1682

Passcode: 50575521

This webcast will be made available for replay on Wednesday, January 19 and will be accessible for up to one year through Mosaic’s website or the following number:

Domestic US: 1-888-286-8010

International: 1-617-801-6888

Passcode: 15095110

For more information about this announcement, please visit www.mosaicconewhorizon.com or www.mosaicco.com.

Contacts:

The Mosaic Company	Cargill

Investors:	Media:
Christine Battist, 763-577-2828	Lori Johnson, 952-742-6194
Lisa Clemens, 952-742-6405

Media:

Rob Litt, 763-577-6187

Sard Verbinnen & Co.

Jim Barron/Lesley Bogdanow/Michael Henson, 212-687-8080

About The Mosaic Company

The Mosaic Company is one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. Mosaic is a single source provider of phosphates and potash fertilizers and feed ingredients for the global agriculture industry. More information on the company is available at www.mosaicco.com. Mosaic was created in 2004 through the combination of Cargill’s fertilizer business with IMC Global, whereby Cargill received its 64 percent stake in Mosaic.

About Cargill

Cargill is an international producer and marketer of food, agricultural, financial and industrial products and services. Founded in 1865, the privately held company employs 131,000 people in 66 countries. Cargill helps customers succeed through collaboration and innovation, and is committed to applying its global knowledge and experience to help meet economic, environmental and social challenges wherever it does business. For more information, visit www.cargill.com.

Important Information

In connection with the proposed transaction, a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of The Mosaic Company will be filed with the Securities and Exchange Commission. The Mosaic Company will mail the final proxy statement/prospectus to its stockholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT

WHEN IT BECOMES AVAILABLE. IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by The Mosaic Company at the Securities and Exchange Commission’s web site at http://www.sec.gov.

Certain Information Regarding Participants

The Mosaic Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information concerning the interests of The Mosaic Company’s participants in the solicitation is set forth in The Mosaic Company’s proxy statements and Annual Reports on Form 10-K, previously filed with the Securities and Exchange Commission, and in the proxy statement relating to the transaction when it becomes available.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed transaction, the terms and the effect of the proposed transaction, the nature and impact of the proposed transaction, capitalization of The Mosaic Company following completion of the proposed transaction, benefits of the proposed transaction; future strategic plans and other statements about future financial and operating results. Such statements are based upon the current beliefs and expectations of The Mosaic Company’s management and are subject to significant risks and uncertainties. These risks and uncertainties include but are not limited to risks and uncertainties arising from the possibility that the closing of the transaction may be delayed or may not occur; the expected timeline for completing the transaction; difficulties with realization of the benefits of the proposed transaction; the predictability and volatility of, and customer expectations about, agriculture, fertilizer, raw material, energy and transportation markets that are subject to competitive and other pressures and economic and credit market conditions; the level of inventories in the distribution channels for crop nutrients; changes in foreign currency and exchange rates; international trade risks; changes in government policy; changes in environmental and other governmental regulation, including greenhouse gas regulation and implementation of the U.S. Environmental Protection Agency’s numeric water quality standards for the discharge of nutrients into Florida lakes and streams; further developments in the lawsuit involving the federal wetlands permit for the extension of the Company’s South Fort Meade, Florida, mine into Hardee County, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, or any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit; other difficulties or delays in receiving, or increased costs of, or revocation of, necessary governmental permits or approvals; the effectiveness of the Company’s processes for managing its strategic priorities; adverse weather conditions affecting operations in Central Florida or the Gulf Coast of the United States, including potential hurricanes or excess rainfall; actual costs of various items differing from management’s current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource taxes and royalties; accidents and other disruptions involving Mosaic’s operations, including brine inflows at its Esterhazy, Saskatchewan, potash mine and other potential mine fires, floods, explosions, seismic events or releases of hazardous or volatile chemicals, as well as other risks and uncertainties reported from time to time in The Mosaic Company’s reports filed with the Securities and Exchange Commission. Actual results may differ from those set forth in the forward-looking statements.

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